UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RESOLUTE ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

76116A108

(CUSIP Number)

Richard L. Covington

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,461,857 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,461,857 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,461,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The Reporting Person is an Authorized Member of GFW VII, L.L.C., which is the sole general partner of G.F.W. Energy VII, L.P., which is the sole general partner of Natural Gas Partners VII, L.P. Thus, the Reporting Person may be deemed to indirectly beneficially own all the Common Stock of the Issuer directly and/or indirectly deemed beneficially owned by Natural Gas Partners VII, L.P.

Natural Gas Partners VII, L.P. directly owns 1,078,595 shares of Common Stock of the Issuer and is deemed to indirectly beneficially own (i) 49,790 shares of Common Stock of the Issuer that are directly owned by NGP-VII Income Co-Investment Opportunities, L.P. by virtue of Natural Gas Partners VII, L.P.’s ownership of 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP-VII Income Co-Investment Opportunities, L.P., and (ii) 8,333,472 shares of Common Stock of the Issuer deemed to be beneficially owned by Resolute Holdings, LLC by virtue of it and NGP-VII Income Co-Investment Opportunities, L.P.’s approximate 66% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(2)	Percentage of class calculated based on 63,631,145 total outstanding shares of common stock as of May 8, 2013, as reported on the Issuer’s Prospectus Supplement, dated May 9, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2013 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Prospectus Supplement”), plus each of the following (i) 13,250,000 shares of common stock issued to certain underwriters (the “Underwriters”) as described in the Prospectus Supplement and (ii) 6,933,333 shares of common stock as the result of the conversion of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) convertible into common stock.

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,078,595
	8	SHARED VOTING POWER: 8,383,262 (1)
	9	SOLE DISPOSITIVE POWER: 1,078,595
	10	SHARED DISPOSITIVE POWER: 8,383,262 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,461,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	NGP-VII Income Co-Investment Opportunities, L.P. directly owns 49,790 shares of Common Stock of the Issuer. The Reporting Person owns 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP-VII Income Co-Investment Opportunities, L.P. Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer owned by NGP-VII Income Co-Investment Opportunities, L.P.

Resolute Holdings, LLC, is deemed to directly beneficially own 8,333,472 shares of Common Stock of the Issuer for purposes of this Schedule 13D even though certain of the shares of Common Stock directly owned by Resolute Holdings, LLC are subject to the limitations set forth in this Schedule 13D. The Reporting Person and NGP-VII Income Co-Investment Opportunities, L.P. have an approximately 66% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest. Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer deemed beneficially owned by Resolute Holdings, LLC.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(2)	Percentage of class calculated based on 63,631,145 total outstanding shares of common stock as of May 8, 2013, as reported on the Issuer’s Prospectus Supplement, dated May 9, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2013 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Prospectus Supplement”), plus each of the following (i) 13,250,000 shares of common stock issued to certain underwriters (the “Underwriters”) as described in the Prospectus Supplement and (ii) 6,933,333 shares of common stock as the result of the conversion of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) convertible into common stock.

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: RESOLUTE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,333,472 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 8,333,472 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,333,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO – Limited Liability Company

(1)	Resolute Holdings, LLC directly owns 1,400,139 shares of Common Stock issued in the acquisition (the “Acquisition”) completed pursuant to that certain Purchase and IPO Reorganization Agreement (the “Purchase Agreement”), dated as of August 2, 2009, as amended, among Resolute Energy Corporation, Hicks Acquisition Company I, Inc., Resolute Holdings, LLC and others and registered in the Issuer’s Form S-4 Registration Statement (333-161076). Forfeiture provisions with respect to 1,400,039 of the shares lapsed on February 2, 2011.

Resolute Holdings, LLC also directly owns 2,333,333 warrants (the “Sponsor Warrants”) acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition and ending five years from the Acquisition Closing Date.

Resolute Holdings, LLC also directly owns 4,600,000 warrants (the “Founders’ Warrants”) issued in the Acquisition. Each Founders’ Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share. The warrant exercise period of the Founders’ Warrants commenced on January 7, 2011 and ends on September 25, 2014.

Thus, for purposes of this Schedule 13D, Resolute Holdings, LLC is deemed to directly beneficially own 8,333,472 shares of Common Stock.

(2)	Percentage of class calculated based on 63,631,145 total outstanding shares of common stock as of May 8, 2013, as reported on the Issuer’s Prospectus Supplement, dated May 9, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2013 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Prospectus Supplement”), plus each of the following (i) 13,250,000 shares of common stock issued to certain underwriters (the “Underwriters”) as described in the Prospectus Supplement and (ii) 6,933,333 shares of common stock as the result of the conversion of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) convertible into common stock.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the joint Schedule 13D filed on February 17, 2010 by Kenneth A. Hersh, Natural Gas Partners VII, L.P. and Resolute Holdings, LLC, as amended by that certain Amendment No. 1 to Schedule 13D filed on February 23, 2011 (the “Original Schedule 13D”). This Amendment is being filed in order to reflect a decrease in the Reporting Persons’ beneficial ownership resulting from the sale by Natural Gas Partners VII, L.P. (“NGP VII”) and NGP-VII Income Co-Investment Opportunities, L.P. (“NGP VII Co-Invest”) of an aggregate of 5,437,500 shares of common stock of Resolute Energy Corporation (the “Issuer”) in a secondary offering that closed on May 14, 2013 (the “Offering”). As a result of the Offering, this Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2. Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

The Reporting Persons, in the normal course of their business, intend to evaluate the optimal management of their holdings, which could include from time to time disposal of shares of Common Stock, in the open market, in privately negotiated transactions, or otherwise, including based on perceived economic and stock market conditions.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

The percent of class provided for each Reporting Person is based on the Issuer having 63,631,145 total outstanding shares of Common Stock as of May 8, 2013, as reported on the Prospectus Supplement plus each of the following (i) 13,250,000 shares of Common Stock issued to the Underwriters by the Issuer as described in the Prospectus Supplement and (ii) 6,933,333 shares of Common Stock as the result of the conversion of 2,333,333 Sponsor Warrants and 4,600,000 Founders’ Warrants convertible into Common Stock.

(a)-(b) (i)	Kenneth A. Hersh does not directly own any Common Stock. Kenneth A. Hersh is an Authorized Member of GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., which is the general partner of NGP VII, and thus may be deemed to possess shared voting and dispositive powers with respect to all shares of Common Stock that NGP VII is the sole record owner of (1,078,595 shares (1.4%)), as well as all shares of Common Stock that NGP VII may be deemed to beneficially own (49,790 shares (0.06%)) directly owned by NGP-VII Co-Invest and 8,333,472 shares (9.9%) deemed beneficially owned by Resolute Holdings). Therefore, Kenneth A. Hersh may be deemed to possess shared voting and dispositive powers with respect to 9,461,857 shares (11.3%) of Common Stock.

(ii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of 1,078,595 shares (1.4%) of Common Stock.

NGP VII owns 100% of NGP Income Management, L.L.C. which serves as the general partner of NGP-VII Income Co-Investment. NGP VII may thus be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock owned directly by NGP-VII Co-Invest (49,790 shares (0.06%)).

NGP VII and NGP-VII Co-Invest have an approximately 66% membership interest in Resolute Holdings subject to certain adjustments in the future that could decrease such interest. Thus, NGP VII may be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock deemed beneficially owned by Resolute Holdings (8,333,472 shares (9.9%)).

Therefore, NGP VII may be deemed to possess sole and shared voting and dispositive powers with respect to 9,461,857 shares (11.3%) of Common Stock.

(iii)	Resolute Holdings is the sole record owner of, and has the sole power to vote and dispose of 1,400,139 shares (1.7%) of Common Stock. Forfeiture provisions with respect to 1,400,039 of the shares lapsed on February 2, 2011.

Resolute Holdings also directly owns 2,333,333 warrants (the “Sponsor Warrants”) acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition and ending five years from the Acquisition Closing Date.

Resolute Holdings also directly owns 4,600,000 warrants (the “Founders’ Warrants”) issued in the Acquisition. Each Founders’ Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share. The warrant exercise period of the Founders’ Warrants commenced on January 7, 2011 and ends on September 25, 2014.

Thus, for purposes of this Schedule 13D, Resolute Holdings is deemed to directly beneficially own 8,333,472 shares (9.9%) of Common Stock.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	Except as otherwise described herein with respect to the sale by NGP VII and NGP-VII Co-Invest of shares of Common Stock in the Offering, and to the knowledge of the Reporting Persons, none of the persons named in response to Paragraphs (a) and (b) above has effected any transaction in the shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons or the managers of Resolute Holdings indentified on Schedule A, has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated February 17, 2010 (filed as Exhibit A to this Schedule 13D on February 17, 2010).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2013

/s/ Kenneth A. Hersh
Kenneth A. Hersh

NATURAL GAS PARTNERS VII, L.P.

By:	G.F.W. Energy VII, L.P., its general partner,

By:	GFW VII, L.L.C., its general partner,

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

RESOLUTE HOLDINGS, LLC

By:	/s/ Richard L. Covington
Richard L. Covington, Manager

Exhibit Index

Exhibit A	Joint Filing Agreement dated February 17, 2010 (filed as Exhibit A to this Schedule 13D on February 17, 2010).